June 29, 2010

Richard Pfordte

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	MassMutual Select Funds (the “Trust”)
1933 Act File No. 33-73824
1940 Act File No. 811-8274
Comments received for PEA No. 52 filed on April 16, 2010

Dear Mr. Pfordte:

Below is a summary of the comments I received from you on June 14, 2010 regarding the above-mentioned Trust, together with our responses. I appreciate the time you took to carefully review this document and have tried to address your comments. I would greatly appreciate your contacting me at 413-744-6602 as soon as possible if you have any further questions or comments. Thank you.

Prospectus Comments

Comment 1:	In the Fees and Expenses of the Fund section, please revise the Example to track the wording provided in Item 3 of Form N-1A.

Response 1:	Instruction 1(b) to Item 3 of Form N-1A states that “A Fund may modify the narrative explanations if the explanation contains comparable information to that shown.” We feel that our disclosure is therefore in compliance with the Form.

Comment 2:	Please explain why the “Remainder of Other Expenses” included under Annual Fund Operating Expenses vary significantly by share class.

Response 2:	Each Class of the Fund pays MassMutual an administrative and shareholder service fee that differs by share class. These fees are disclosed in the Management of the Fund section on page 19 of the prospectus.

Comment 3:	Please explain why the “Interest Expense” included under Annual Fund Operating Expenses is so high and how the Fund’s investment in reverse repurchase agreements, which is a type of leverage, is consistent with its investment objective to seek maximum total return, consistent with the preservation of capital and prudent investment management. The Fund’s strategy should disclose how much the Fund will be leveraging.

Response 3:	Interest expense is estimated for the Fund’s first fiscal year and actual interest expense may vary. The estimate is based on the expenses of another investment company managed by the subadviser using the strategy to be used by the Fund. While reverse repurchase agreements may generally raise leverage concerns, the Fund intends to cover its obligations consistent with SEC guidance so that the instruments would not be considered “senior securities” under the 1940 Act. We believe this is consistent with the Fund’s investment objective to seek maximum total return, consistent with the preservation of capital and prudent investment management.

Comment 4:	As part of the Fund’s Principal Investment Strategies it may invest in structured notes, event-linked bonds, delayed funding loans and revolving credit facilities, up to 15% of its total assets in emerging markets, and up to 10% of the portfolio in below investment grade securities (“junk bonds”). Please explain how these investments are consistent with the Fund’s investment objective to seek maximum total return, consistent with the preservation of capital and prudent investment management.

Response 4:	We believe that investing to a limited extent in certain asset classes that may have a greater risk than other asset classes is consistent with the Fund’s investment objective. Holding a diversified portfolio of assets that are not perfectly positively correlated may reduce the risk of the overall portfolio.

Comment 5:	Please refrain from using equivocal terms (e.g., such as, including) in the Funds’ Principal Investment Strategies and Risks and identify and summarize all strategies and risks.

Response 5:	We acknowledge this comment and have reviewed our disclosure and believe that it complies with Form N-1A and other applicable law.

Comment 6:	The Fund’s Principal Investment Strategies include a reference to “foreign currency appreciation” as a potential capital appreciation component of the “total return” sought by the Fund. Please add disclosure if there are any unique tax or accounting aspects of these investments.

Response 6:	The Fund may hold currency as an investment where the subadviser is expressing a view on the currency and its capital appreciation potential. There are no unique tax or accounting aspects of these investments that should be disclosed.

Comment 7:	The Fund’s Principal Investment Strategies include a reference to “improving credit fundamentals for a particular sector or security” as a potential capital appreciation component of the “total return” sought by the Fund. Does this mean appreciation in price? Would it be better to say “when the market value of the Fund goes up”?

Response 7:	The words “improving credit fundamentals for a particular sector or security” are included as an example of an event that might lead to capital appreciation of an investment of the Fund. This does mean appreciation in price. The improving credit fundamentals might result in an increase in value of a security held by the Fund and in turn an increase in the Fund’s net asset value. We respectfully suggest that no disclosure change is needed.

Comment 8:	Do we disclose anywhere how the creditworthiness of a Fund’s counterparty is determined?

Response 8:	The registration statement does not disclose how the creditworthiness of a Fund’s counterparty is determined. We confirm supplementally that the creditworthiness of a Fund’s counterparty is determined pursuant to the subadviser’s policies and procedures on determining creditworthiness.

Comment 9:	ADRs are included in the Foreign Investment Risk disclosure. Please add a corresponding strategy or delete ADRs from this risk.

Response 9:	ADRs will be deleted from the Foreign Investment Risk disclosure.

Comment 10:	The Frequent Trading/Portfolio Turnover Risk disclosure should not cross reference Portfolio Turnover. Please revise this risk to stand on it own.

Response 10:	We will make this change.

Comment 11:	The Fund’s Principal Investment Strategies state that it may engage in active and frequent trading. Please add disclosure to explain when the Fund will engage in active and frequent trading. For example, will it be in particular market scenarios?

Response 11:	Instruction 7 to Item 9(b)(1) of Form N-1A requires a Fund to disclose whether it may engage in active and frequent trading of portfolio securities, but does not require disclosure to explain when the Fund will engage in active and frequent trading. We feel that our disclosure is therefore in compliance with the Form.

Comment 12:	With respect to the Leveraging Risk disclosure, please specify if this is leveraging risk from derivatives or traditional borrowing. Also, are loans of portfolio securities and repurchase agreements really leveraging transactions?

Response 12:	We will make the change requested by the first part of this comment. Securities lending and repurchase agreements may be deemed to give rise to concerns regarding leverage, so we will leave these items in the Leveraging Risk disclosure.

Comment 13:	Please identify in the Fund’s Principal Investment Strategies which of the Fund’s investments have Liquidity Risk.

Response 13:	Depending upon market conditions, different asset classes or types of investments may become illiquid. We do not believe it is necessary or appropriate to identify those in the Fund’s Principal Investment Strategies.

Comment 14:	With respect to Loan Participation Risk, does the Fund make direct loans or buy from the originator of the loan? Additionally, the last sentence of this risk disclosure states “Loans in which the Fund may participate may have characteristics of lower-rated securities.” Please explain what this means. Are the securities not rated by an NRSRO? Are the securities below investment grade? Are these securities subject to the overall limit on junk bonds of 10%?

Response 14:	The Fund does not expect to make direct loans but rather to purchase loans on participations from the originator of the loan (or subsequent assignees). The Fund, however, reserves the right to make loans to the extent consistent with the 1940 Act and the Fund’s investment policies. We will modify the disclosure to make clear that lower rated securities means below investment grade. We supplementally confirm that below investment grade loans are subject to the overall limit on below investment grade securities of 10%.

Comment 15:	What type of securities does the Fund anticipate that it may be lending? Please clarify why the Fund will lend securities. Does the Fund anticipate that it will lend securities to earn income for the Fund?

Response 15:	The Fund may loan any of its securities for which there is a market if such securities loans are consistent with applicable SEC guidance and the Fund’s investment strategies. The Fund would earn income through lending securities.

Comment 16:	The Fund’s Principal Investment Strategies state that it may invest in cash, money market securities, including commercial paper, and up to 10% of its total assets in preferred stocks. Please confirm that these are Principal Investment Strategies for the Fund and add disclosure to explain why these strategies are used and to identify the type of preferred stocks the Fund will invest in.

Response 16:	We confirm that these are Principal Investment Strategies for the Fund that may be implemented in furtherance of the Fund’s investment objective. The Fund may invest in any type of preferred stocks. We respectfully suggest that no additional disclosure is needed.

Comment 17:	The Fund’s Principal Investment Strategies state that it may sell securities short. Please add disclosure to explain the amount of short sales the Fund may engage in, the type of securities the Fund intends to sell short, and whether securities will be sold short for hedging or income purposes. Please also confirm that any interest expense from short sales is included in the expense table.

Response 17:	The Fund does not have a percentage limitation on short sales or a limitation on the type of securities which may be sold short. Disclosure will be added to the effect that securities may be sold short for either hedging or income purposes. We confirm that any estimated interest expense from short sales would be included in the expense table.

Comment 18:	Please add a corresponding strategy for the Risk of Investment in Other Funds or Pools or delete this risk. If the Fund can invest in other funds, disclose what kind of funds will it be invested in. If it is just money market funds, this may not be a principal risk.

Response 18:	This risk will be deleted.

Comment 19:	Please add disclosure to explain what domestic and foreign issuer loans are. Are these publicly issued and traded debt or are these privately negotiated loan arrangements?

Response 19:	We will make this change.

Comment 20:	In the Management section please identify the specific date when the portfolio manager began managing the Fund.

Response 20:	We respectfully submit that “since inception” sufficiently describes the length of service of the portfolio manager. The Fund will commence investment operations shortly after the filing pursuant to Rule 485(b) and at that time it will not be known whether the specific date (or even the month) the portfolio manager will begin managing the Fund.

Comment 21:	Please confirm that all of the Fund’s Principal Investment Strategies are distinguished from its non-principal investment strategies.

Response 21:	We confirm that all of the Fund’s Principal Investment Strategies are disclosed in response to Item 4(a) of Form N-1A.

Comment 22:	Please disclose what and how much notice shareholders will get with respect to a change in the Fund’s investment objective and strategies.

Response 22:	We respectfully suggest that no additional disclosure is needed. To the extent specific time periods are required by applicable law, the Fund will comply with such requirement. General Instruction C.1.c to Form N-1A states that “The prospectus should avoid . . . simply restating legal or regulatory requirements to which Funds generally are subject.”

SAI Comments

Comment 1:	Fundamental Investment Restrictions (borrowing) – Add disclosure to reflect that the Fund’s borrowing will be limited to 1/3 of its assets, as well as how reverse repurchase agreements will be limited.

Response 1:	Please see “Additional Investment Policies—Borrowings” on page B-4 of the SAI.

Comment 2:	Fundamental Investment Restrictions (concentration) – Add disclosure to clarify that the Fund will either not invest in other investment companies that concentrate or will look through to the underlying investments of other investment companies.

Response 2:	We have found no authority for this interpretation. Additionally, this approach, which is burdensome and impracticable, does not appear to be a standard practice in the industry. Therefore, we respectfully decline to revise this disclosure.

Comment 3:	Fundamental Investment Restrictions (lending) – Add disclosure to reflect that the Fund may lend up to 1/3 of its assets. Additionally, the Fund’s lending limitation is too broad and does not specify the types of loans the Fund can make. The limit currently references the 1940 Act, but this Act does not really govern loans. Typical lending policies prohibit loans and list exceptions. Please add disclosure or a non-fundamental limitation to clarify the types of loans the Fund can make.

Response 3:	Please see “Additional Investment Policies—Securities Lending” on page B-30 of the SAI. We respectfully suggest that reserving maximum flexibility to make loans to the fullest extent permitted by the 1940 Act is a proper investment policy.

Comment 4:	Non-Fundamental Investment Restrictions – If any Fund can pledge assets to secure borrowings it should have a 33 1/3% policy for this activity.

Response 4:	We do not believe that such a policy is required.

Comment 5:	Replace the word “consider” in the following disclosure with “take.”

“If, through a change in values, net assets, or other circumstances, the Fund were in a position where more than 15% of its net assets was invested in illiquid securities, it would consider appropriate steps to protect liquidity.”

Response 5:	We will revise the disclosure substantially as follows: “If, through a change in values, net assets, or other circumstances, the Fund were in a position where more than 15% of its net assets was invested in illiquid securities, it would take appropriate steps, as deemed necessary, to protect liquidity.”

Comment 6:	Additional Investment Policies– Add disclosure to reflect the maximum amount of the Funds’ investments that can be invested in repurchase and reverse repurchase agreements. If the Fund intends to leverage more than 1/3 of its portfolio, more disclosure about leveraging will be needed.

Response 6:	The Fund does not intend to leverage more than 1/3 of its portfolio.

We acknowledge the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Very truly yours,

/s/ Jill Nareau Robert
Jill Nareau Robert
Assistant Secretary, MassMutual Select Funds

Assistant Vice President and Counsel, Massachusetts Mutual Life Insurance Company